Mail Stop 3720

      April 28, 2006


Randall J. Gort, Esq.
Vice President, Legal and Corporate Affairs,
  General Counsel and Secretary
Worldgate Communications, Inc.
3190 Tremont Avenue
Trevose, Pennsylvania  19053

	RE:  	Worldgate Communications, Inc.
      Amendment No. 3 to Form SB-2 on Form S-1
      Filed April 19, 2006
      File No. 333-125205

      Amendment No. 2 to Form SB-2 on Form S-1
      Filed April 19, 2006
      File No. 333-128109

      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 31, 2006
      File No. 0-25755

Dear Mr. Gort:

      We have reviewed the above referenced filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      As we have conducted only a limited review of file number
333-
128109, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

1.
Registration Statement File Number 333-125205

Form 10-K for the fiscal year ended December 31, 2005

Business, page 1 of 2005 Form 10-K
1. Please include the response to prior comment thirteen that you have stated in your letter regarding the extent to which General Instrument may directly or through other partnerships compete with your business and Ojo phones, as it appears this information assists investors in assessing the level of your competition for at least 2006 from former business partners that may be familiar with your phones and distribution logistics.

Risk Factors, page 6 of 2005 Form 10-K
2. We note your response to our prior comment six. Please also disclose the risks related to any technical difficulties that may be associated with the phones. We note the February 23, 2006 article in
The Philadelphia Inquirer regarding installation of the phones.

Management`s Discussion and Analysis, page 15 of 2005 Form 10-K
3. Please tell us, and disclose, whether you plan to establish a reserve for dealer returns to General Instrument that will be passed back to you upon consummation of the buy back of the personal video phones. If so, please also quantify for us the amount of this reserve.

Financial Statements

Note 6, Inventories, page F-22
4. Please state the basis for determining the amount of inventory, and tell us how you determined the value of the inventory you report is appropriate. Describe the nature of cost elements, if any, included in inventory and the method by which amounts are or will be removed from inventory. See Regulation S-X, Rule 5-02-6(b).

Exhibits
5. File the termination agreement with General Instrument, or tell us why you believe it is not required to be filed under Item 601(b)(10)
of Regulation S-K.
6. We note that you have submitted a request for confidential treatment of portions of an exhibit under Rule 416 of the Securities
Act. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement. Furthermore, comments we may have on the confidential treatment request may impact disclosure in the registration statement.

Registration Statement File Number 333-128109
7. Please revise your registration statement to comply with the comments above, as applicable.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-
3810,
with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director







Mr. Gort
Worldgate Communications, Inc.
April 28, 2006
Page 2